Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 615,113,318

Date: August 8, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 22 states including operating 136 dispensaries and 26 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On July 12, 2022, Curaleaf’s Select brand announced the launch of “The Farmer’s Select” program.

Please see the Issuer’s press release dated July 12, 2022, filed on the Issuer’s website for more information.

On July 25, 2022, Curaleaf announced the launch of Plant Precision, a new product line targeting specific health and wellness categories.

Please see the Issuer’s press release dated July 25, 2022, filed on the Issuer’s website for more information.

On July 29, 2022, Curaleaf announced the opening of its Tampa Citrus Park dispensary in Florida.

Please see the Issuer’s press release dated July 29, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, conducted a broadcast interview with CNBC on 7/26 to discuss the Cannabis Administration and Opportunity Act.

Matt Darin, CEO’s quote from the press release titled, “Curaleaf Launches Plant Precision, New Product Line Targeting Specific Health and Wellness Categories,” was picked up by Trendhunter and Benzinga. Mr. Darin’s quote from the press release titled, “Curaleaf Celebrates Opening Of Tampa Citrus Park Dispensary,” was picked up by Cannabis Business Times. Mr. Darin’s quotes from the press release titled, “Curaleaf's Select Brand Announces Launch of ‘The Farmer's Select’ Program,” was picked up by Cannabis Business Times and Benzinga. Mr. Darin conducted an email interview for the WeedWeek article titled, “Curaleaf Goes Small With Farmer’s Select.” Mr. Darin’s quote from the press release titled, “Curaleaf International Appoints Miles Worne As President,” was picked up by Benzinga and Cannabis Business Times. Mr. Darin appeared on a panel at the Trailblazers conference in New York on 7/27. Mr. Darin spoke with Toby Channabis, host of the Cannabis Chats Twitter Space, on 7/7 about Curaleaf’s story and the future of the cannabis industry. Mr. Darin’s quote from the press release titled, “Curaleaf Introduces Endless Coast Cannabis-Infused Seltzers in Massachusetts,” was picked up by MJ Brand Insights. Mr. Darin conducted an email interview on 7/5 with Green Market Report for the 7/12 media article titled, “New York Has Potential To Be Number One, If It Can Beat Illicit Dealers”.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On July 25, 2022, Curaleaf announced the launch of Plant Precision, a new product line targeting specific health and wellness categories.

Please see the Issuer’s press release dated July 25, 2022, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On July 12, 2022, Curaleaf’s Select brand announced the launch of “The Farmer’s Select” program.

Please see the Issuer’s press release dated July 12, 2022, filed on the Issuer’s website for more information.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

See Item 1 for information on new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of July 31, 2022, the Issuer had a total of 5,862 employees, which includes 302 new hires and 235 terminations in the month of July.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest.

Connecticut

No update since previous reporting on Form 7. As reported, the hearing of the case took place in April 2022 and the parties expect the arbitrator to rule in Q3 2022.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

No update since previous reporting on Form 7.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	0	N/A	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Use of Botanical Terpenes

No update since the Company’s previous Form 7.

Hemp-Derived THC Products

As reported in the Company’s previous Forms 7, there continues to be a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing state sanctioned medical and adult use marijuana programs. These products are almost exclusively sold as “gummies.” The Company continues to monitor the development of this market and the approach of state and federal law enforcement to the distribution of these products.

COVID-19

No update since the Company’s previous Form 7.

Europe COVID-19.

No update since the Company’s previous Form 7.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations, (iii) the potential impacts on the Company of the Pennsylvania recall and potential legislative changes regarding the use of flavoring and terpenes in cannabis products, and (iv) the potential impacts on the Company of the proliferation of companies selling THC-containing consumer products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2021 filed on March 7, 2022 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2021 filed on March 9, 2022, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: August 8, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended July 31, 2022	Date of Report YY/MM/D August 8, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com